As filed with the U.S. Securities and Exchange Commission on ~~November 26~~December [ ], 2019.

Registration No. 333-233363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. ~~4~~5 to
FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INX LIMITED
(Exact name of registrant as specified in its charter)

Gibraltar	**6200**	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit 1.02, 1st Floor
6 Bayside Road
Gibraltar, GX11 1AA
Tel: +350 200 79000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware
+1 302 738 6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark S. Selinger, Esq.	**Yuval Horn, Adv.**	**Aaron Payas, CFA**
Gary Emmanuel, Esq.	**Roy Ribon, Adv.**	**Andrew Montegriffo**
McDermott Will & Emery LLP	**Horn & Co. Law Offices**	**Hassans International Law Firm**
340 Madison Avenue	**Amot Investments Tower**	**Madison Building, Midtown,**
New York, NY 10173	**2 Weizmann Street, 24th Floor**	**Queensway,**
+1 212 547 5400	**Tel Aviv 6423902, Israel**	**Gibraltar GX11 1AA**
	+972 3 637 8200	**+350 200 79000**

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐



The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission has declared this registration statement effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED , 2019

INX LIMITED

INX DIGITAL ASSETS LISTING & TRADING

130,000,000 INX Tokens

This is our initial public offering. We are offering 130,000,000 INX Tokens, (the "INX Tokens" or "Tokens"). Each INX Token (including fractions of INX Tokens) will entitle its holder to receive pro rata distributions of 40% of the Company's cumulative net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token ("Adjusted Operating Cash Flow"). Commencing in 2021, the distribution will be calculated on an annual basis and paid on or before April 30 to parties (other than the Company or its subsidiaries) that hold INX Tokens on the preceding March 31. Each annual distribution will be based on the Company's cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder's right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive cumulative Adjusted Operating Cash Flows. As of September 30, 2019, cumulative Adjusted Operating Cash Flow was a negative cash flow of approximately $5,848,000. The distribution to INX Token holders is a contractual obligation of the Company and a right of each INX Token holder of record as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. However, the pro rata distribution of ~~the adjusted net cash flow~~our cumulative Adjusted Operating Cash Flow is not self-executing and requires that our board of directors approve the Company's financial statements and calculate such distribution in good faith. In addition, the INX Token may be used as a form of payment for transaction fees on the INX Securities trading platform, our proposed platform for the trading of security tokens, and INX Tokens are entitled to, at a minimum, a 10% discount as compared to other forms of payment. See "*Description of INX Tokens*."

We intend to offer record holders of INX Tokens promotional discounts on transaction fees on the INX Digital trading platform. However, such discounts are promotional and not a right associated with ownership of the INX Token. INX Tokens may not be used as payment for transaction fees on the INX Digital trading platform. We do not currently accept INX Tokens as payment for our services and, until the INX Securities trading platform becomes operational, purchasers of INX Tokens will have no guarantee that their INX Tokens can be used as payment for any of our services. Further, there is currently significant uncertainty regarding the application of federal and state laws and regulations to the trading of security tokens, including regulations governing market intermediaries, and this uncertainty may cause significant delay or may prevent us from developing our INX Securities trading platform and utilizing the INX Token as currently envisioned.

There is currently no public market for the INX Token and no guarantee can be provided whether such a market will be established. U.S. persons may only trade INX Tokens on a registered securities exchange or alternative trading system ("ATS") that has accepted the INX Tokens for trading or quotation. As of the date of this

Company's cumulative Adjusted Operating Cash Flow. Commencing in 2021, the distribution will be calculated on an annual basis and paid on or before April 30 to parties (other than the Company or its subsidiaries) that hold INX Tokens on the preceding March 31. Each annual distribution will be based on the Company's cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder's right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive cumulative Adjusted Operating Cash Flows. As of September 30, 2019, cumulative Adjusted Operating Cash Flow was a negative cash flow of approximately $5,848,000. Distributions will be paid either in U.S. Dollars to an INX Token holder's bank account or in Ether which will be transferred to the INX Token holders' wallet that is recorded on the INX Token Distributed Ledger. The distribution to INX Token holders is a contractual obligation of the Company and a right of each INX Token holder of record as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. However, the pro rata distribution of ~~the adjusted net cash flow~~<u>our cumulative Adjusted Operating Cash Flow</u> is not self-executing and requires that our board of directors approve the Company's financial statements and calculate such distribution in good faith. See "*Description of INX Tokens - Participation Right in Adjusted Operating Cash Flow*."

Our business model depends, in part, on our ability to resell INX Tokens received as payment for transaction fees by INX Services. If we conduct resales of INX Tokens, existing holders will suffer dilution.

Under the INX Token Purchase Agreement, holders of INX Tokens will be entitled to receive a pro rata cash distribution equal to 40% of our cumulative Adjusted Operating Cash Flow. This means that the portion of any cash distribution allocated to each INX Token is in part determined by the number of outstanding INX Tokens that are not owned by the Company or any subsidiary of the Company.

We anticipate that users of the INX Securities trading platform will be incentivized to use INX Tokens as payment for transaction fees on the platform. INX Tokens received as payment for transaction fees will reduce the number of outstanding INX Tokens. However, we intend to file one or more registration statements to register these INX Tokens for re-issuance.

Large swings in the use of INX Tokens as payment for transaction fees or future issuances of INX Tokens equity or convertible debt securities, you could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our then-existing capital stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we cannot raise additional funds when we need them, our business and prospects could fail or be materially and adversely affected.

There can be no assurance that we will be able to pay any cash distributions to the holders of Tokens.

Under the INX Token Purchase Agreement, holders of INX Tokens as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow are entitled to receive a pro rata cash distribution equal to 40% of our cumulative Adjusted Operating Cash Flow. The pro rata distribution of ~~the adjusted net cash flow~~<ins>our cumulative Adjusted Operating Cash Flow</ins> is not self-executing and requires that our board of directors approve the Company's financial statements and calculate such distribution in good faith. Although such annual calculation will be based on the cash flow from operating activities reflected in the consolidated statement of cash flow of our Company that is included in the audited consolidated financial statements of our Company and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to tokenholders will be audited at the time of any distribution. Further, the general public will not be able to independently verify the number of INX Tokens outstanding that are entitled to share in the distribution.

Further, as of September 30, 2019, cumulative Adjusted Operating Cash Flow was a negative cash flow of approximately $5,848,000. Because each INX Token holder's right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive Adjusted Operating Cash Flows that exceeds this deficit. Thus, you may not receive a pro rata distribution even in years in which we are profitable due to our historical losses.

We do not expect that there will be sufficient net cash flow from operating activities for any distributions to be made to INX Token holders until our business becomes commercially accepted. In addition, we may elect to operate our business and pursue business strategies, such as acquisitions and the development of other products, which could adversely affect our ability to generate net cash flow. We may never have sufficient operating results to make any cash distributions, which could adversely affect the value of INX Tokens.

Further, each INX Token holder's right to the pro rata portion of the distribution for any given year is subject to reduction in an amount equal to the banking fees and/or transactions fees required to be paid with respect to the transfer of funds or Ether to such holder. Thus, with respect to any year during which the amount to be distributed to an individual INX Token holder is less than the amount of fees relating to such transfer, no distribution will be made to that individual INX Token holder.

As a result, the ability of any holder to receive any cash distributions from us is not guaranteed.

- In addition to the functions of the Whitelist Database, the INX Token smart contract incorporates a lock function, which restricts the transfer of a specified amount of INX Tokens from a specified digital wallet address for a period of time until a date that is specified by the Company. Once the lock function is activated, and until the lock-up period has elapsed, the locked digital wallet cannot effect a transfer of INX Tokens that would result in the number of INX Tokens being held in the wallet to fall below the specified amount. The timed lock-up feature may be activated or disarmed by the owner of the smart contract, i.e., the Company. The Company intends that this function will be used to automate contractual time-based lock-up or vesting arrangements and that the "specified time" or "lock-up period" will coincide with the contractual obligations of a lock-up or vesting arrangement.

- The smart contract also includes a function allowing the Company or its transfer agent, if any, to unilaterally transfer INX Tokens held in a digital wallet controlled by a third party. This function will be used only if the registered owner of an INX Token, or the heirs or successors of such owner, certify that the private key to the digital wallet holding such INX Token has been lost, destroyed or wrongfully taken. Further, the Company may use this function to transfer an INX Token that is the subject of a final non-appealable order of any court of competent jurisdiction. Upon receiving such instructions or order, the Company or its transfer agent, if any, shall "revoke" the INX Token and reassign such INX Token to another digital wallet as indicated in such instruction or order.

- The smart contract does not have a function ~~allowing the Company to unilaterally transfer INX Tokens out of a digital wallet controlled by a third party. Further, the smart contract does not have a function~~ that would allow the Company to create additional INX Tokens or delete or "burn" an INX Token.

The aforementioned features are built into the code of the INX Token. Information from the INX Token Distributed Ledger can be viewed using an Ethereum network block explorer, such as Etherscan. The smart contract for the INX Token will be publicly viewable upon the filing of this prospectus with the SEC.

If we discover errors or unexpected functionalities in the smart contract after it has been deployed, we will make a determination of whether the INX Token smart contract is defective and whether its use should be discontinued. If such a determination is made, we currently intend to replace the INX Token and the INX Token smart contract with a new token using a new smart contract. Replacement tokens will be transferred on a one-for-one basis to those digital wallets holding INX Tokens at the time that the replacement smart contract is deployed. Upon such transfer, replacement tokens shall assume all the rights of the INX Tokens (as set forth in the INX Token Purchase Agreement), and the INX Tokens will be void and will no longer represent such rights. Instructions regarding the replacement of defective INX Tokens will be provided on our company website at INX.co. We may also take certain measures, such as freezing digital wallet addresses so that such wallets cannot transfer INX Tokens, which may disrupt trading in the INX Tokens. When appropriate, we will provide INX Token holders with notice of such actions by sending an email to the email address on record for such holder.

A determination that the INX Token smart contract is defective, including our subsequent deployment of a new smart contract and replacement token, could have a material effect of the value of any investment in the INX Token or our business.

The technical features of the INX Token describe the capabilities and the limitations of the INX Token but do not otherwise limit the other rights of INX Token holders and uses of the INX Tokens on the INX Securities trading platform as described in the INX Token Purchase Agreement. Such rights are not defined by attributes of the INX Token source code, but are either contractual rights determined by the INX Token Purchase Agreement (as defined below) as agreed to by the Company and purchasers of the INX Tokens or they are terms and conditions as determined by the INX Securities trading platform in its sole discretion.

Because of the Whitelist Database, we will be able to prevent the transfer of INX Tokens to digital wallets that are unassociated with a KYC/AML-vetted individual. This feature of the INX Registry, coupled with our AML surveillance procedures, will allow us to actively monitor the transfer of INX Tokens to identify potential red flags and suspicious activity. We will monitor transfers of the INX Tokens for suspicious behavior and request additional information from the participants in such transfers. If we detect suspicious patterns or non-compliance to KYC/AML regulations, we will take appropriate action, including, but not limited to, freezing suspicious wallet addresses from transferring or receiving INX Tokens and notifying the appropriate regulators and law enforcement agencies. Such prohibition on transfer shall remain in effect with regard to such wallet until the Company in its sole discretion determines that transfers of INX Tokens may resume with respect to such digital wallet. The smart contract does not have a function allowing the Company to unilaterally transfer INX Tokens out of a digital wallet controlled by a third party. Further, the smart contract does not have a function that would allow the Company to delete or "burn" an INX Token

When appropriate and permitted by law, we will provide INX Token holders with notice prior to freezing their wallet address by sending an email to the email address on record for such holder. Such notice is made in our sole discretion and may be subject to the requirements of a regulatory authority, court order or other legal requirement.

The Company will maintain a private key which will enable the decryption of the keys that control certain administrative functions of the INX Token smart contract, including the ability to unilaterally transfer INX Tokens, add or delete wallet addresses, and add, delete or decrypt personal information recorded on the Whitelist Database. To maintain the security of the private key keys, the Company plans to use hardware security modules ('HSMs') that have achieved a rating of Common Criteria Evaluation Assurance Model (CC EAL) Level 5 (or higher). All cold private keys will be generated, stored and managed on the Company's HSMs for the lifetime of the key. All of the HSMs will be stored in guarded, monitored and access-controlled facilities that are geographically distributed."

However, transfers of INX Tokens are executed by the INX Token smart contract under conditional permission that the wallet addresses of both the sender and receiver of INX Tokens are listed on the Whitelist Database. The INX Token smart contract will verify that both the sender and the receiver wallet addresses are included in the Whitelist Database prior to approving or rejecting the transfer. If either the sender or receiver wallet address is not listed in the Whitelist Database or if the Company has frozen the sender or receiver wallet address, the smart contract rejects the transfer and the distributed ledger is not updated. If both the sender and receiver wallet are listed in the Whitelist Database, the INX Token Distributed Ledger is updated to reflect the transfer of INX Tokens. The Company retains sole discretion to immediately freeze one or more digital wallets from transferring or receiving INX Tokens if we determine, in good faith and at our sole discretion, that such wallets are in violation of the terms of conditions of the INX Token Purchaser Agreement, including failure to comply with KYC/AML requirements, or that transfers to or from such wallets are not in good order.

The INX Token smart contract also includes a function allowing the Company or its transfer agent, if any, to unilaterally transfer INX Tokens held in a digital wallet controlled by a third party. This function will be used only if the registered owner of an INX Token, or the heirs or successors of such owner, certify that the private key to the digital wallet holding such INX Token has been lost, destroyed or wrongfully taken. Further, the company may use this function to transfer an INX Token that is the subject of a final non-appealable order of any court of competent jurisdiction. In either scenario the Company or its transfer agent, if any, shall "revoke" the INX Token and reassign such INX Token to another digital wallet as indicated in such instruction or order.

The Company or its transfer agent, if any, will only revoke and reassign an INX Token upon (i) receipt of instructions from a party duly authorized to make such request on behalf of the registered owner of the respective INX Tokens subject to the instruction or (ii) upon receipt of a final non-appealable order of any court of competent jurisdiction instructing the Company to take such action. The revocation and reassignment of the INX Tokens shall be recorded on the INX Token Distributed Ledger as (i) a transfer of the respective INX Tokens to a digital wallet of the Company (or its transfer agent, as applicable) followed by (ii) a transfer of the respective INX Tokens to a digital wallet as indicated in the applicable instruction or order. The Company or its transfer agent may require such documents and reasonable assurances as may be necessary to determine that such instruction or order requesting revocation is genuine and authorized, including a guaranty of the requesting party or appropriate evidence of such requesting party's appointment or incumbency. The Company will be liable for wrongful transfer if the Company or its transfer agent, if any, revokes and reassigns an INX Token to a person not entitled to it, and the revocation and reassignment was performed (i) pursuant to an ineffective instruction, (ii) after receiving a demand that the Company not transfer such INX Token and the Company failing to seek resolution of such demand (iii) after the Company or its transfer agent, if any, had been served with an injunction, restraining order, or other legal process enjoining it from revoking and reassigning such INX Tokens, issued by a court of competent jurisdiction, and the issuer had a reasonable opportunity to act on the injunction, restraining order, or other legal process; or (iv) if the Company acts in bad faith or in collusion with others to effect the fraudulent transfer.

In addition to the transfer of INX Tokens on a peer-to-peer basis between individual Ethereum wallets, INX Tokens may also be traded by broker-dealers, such as INX Services, holding the INX Tokens in "street name". A broker-dealer that holds INX Tokens on behalf of its customers must meet all requirements for holding INX Tokens, including KYC/AML requirements and having a digital wallet added to the Whitelist Database. Trades between customers at a single broker-dealer, for which the broker-dealer holds the INX Tokens in "street name," do not require transfers of INX Tokens and thus are not recorded on the INX Token Distributed Ledger.

If a customer desires to withdraw its INX Tokens from a broker-dealer into an individual wallet, the customer or broker-dealer may make a request to have the wallet address of the customer's private Ethereum wallet added to the Whitelist Database. Once that wallet address has been recorded on the Whitelist Database, the customer may make a request to its broker-dealer to transfer its INX Tokens to the private wallet. The transfer from the broker-dealer wallet to the customer's wallet will be recorded on the INX Token Distributed Ledger.

The transferor of INX Tokens will be responsible for payment of the transfer fees on the Ethereum blockchain. Ethereum transfer fees are dynamic and determined by the transferor according to his or her desired speed of transfer. For example, in 2018, Ethereum average daily transfer fees varied between $0.15 and $5.528. In

Following the above example, the following graphic represents the calculation of the Company's cumulative Adjusted Operating Cash Flow as of December 31, 2018 and September 30, 2019, which were a negative cash flow of approximately $3,850,000 and $5,848,000, respectively.

Cumulative Adjusted Operating Cash Flow (U.S. Dollars in thousands)

Cumulative Adjusted Operating Cash Flow as of December 31, 2017	(588)
Less: Net cash used in operating activities in the year ended December 31, 2018	(3,262)
Less: $0 in cumulative Adjusted Operating Flow as of December 31, 2017 that formed the basis of distribution paid to INX Token holders on April 30, 2018 (there was no distribution)	-
Plus: Proceeds from issuance of INX Tokens in the year ended December 31, 2018	7
Less: Proceeds from initial sale of INX Tokens in the year ended December 31, 2018	(7)
Equals: cumulative Adjusted Operating Cash Flow as of December 31, 2018	**(3,850)**
Less: Net cash used in operating activities in the nine months ended September 30, 2019	(1,998)
Less: $0 in cumulative Adjusted Operating Flow as of December 31, 2018 that formed the basis of distribution paid to INX Token holders on April 30, 2019 (there was no distribution)	
Plus: Proceeds from issuance of INX Tokens in the nine months ended September 30, 2019	5
Less: Proceeds from initial sale of INX Tokens in the nine months ended September 30, 2019	(5)
Equals: cumulative Adjusted Operating Cash Flow as of September 30, 2019	**(5,848)**

The distribution to INX Token Holders is a contractual obligation of the Company and a right of each INX Token holder of record as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. However, the pro rata distribution of ~~the adjusted net cash flow~~our cumulative Adjusted Operating Cash Flow is not self-executing and requires that our board of directors approve the Company's financial statements and calculate such distribution in good faith. We intend to provide quarterly calculations of our cumulative Adjusted Operating Cash Flow and the Pro Rata Portion of the Distributable Amount per INX Token, which calculations will be based on unaudited quarterly results of operations of the Company and its subsidiaries, and, with regard to the Pro Rata Portion of the Distributable Amount per INX Token, the number of INX Tokens held by parties other than the Company or its subsidiaries as of the most current practicable date. We intend to publicly disclose quarterly calculations within 60 days of the end of each quarter and provide a preliminary year-end calculation within 90 days of the end of our fiscal year (December 31). We will announce these calculations by filing such information on a Form 6-K, issuing a press release and including the information on our website.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register INX Tokens reserved for future sales and issuances to applicable employees and advisors of the Company upon terms to be determined and approved by the Company's Board of Directors. This Form S-8 registration statement is expected to become effective immediately upon filing, and INX Tokens covered by that registration statement will then be eligible for issuance to such holders, and resale by such holders in the public markets, subject to:

- the Rule 144 limitations applicable to affiliates;

- the expiration of the applicable lock-up periods; and

- vesting restrictions imposed by us.

Rule 144

In general, under Rule 144 of the Securities Act (as in effect on the date of this prospectus), beginning 90 days after the date of this prospectus, an "affiliate" who has beneficially owned INX Tokens for a period of at least six months is entitled to sell upon expiration or waiver of the lock-up agreements described below within any three-month period a number of INX Tokens that does not exceed the greater of either 1% of the then outstanding Tokens immediately after this offering, or the average weekly trading volume of INX Tokens during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice, and availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as in effect on the date of this prospectus, each of our employees, consultants or advisors who acquires INX Tokens from us in connection with a compensatory plan or other written agreement executed prior to the closing of this offering is eligible to resell such Tokens in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, Tokens acquired by employees, consultants and advisors remain subject to lock-up arrangements described below and would only become eligible for sale when the lock-up period expires or is waived.

Regulation S

Regulation S provides generally that securities owned by any person may be sold without registration in the United States, provided that such sales are made in offshore transactions and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions.

Lock-up Agreements

Prior to the Offering, the Company has issued 18,877,062 INX Tokens as part of the Original Token Issuance. In addition, the Company has committed to issue up to   INX Tokens (excluding grants of INX Tokens as a monthly remuneration to certain directors) to directors, executive officers, employees, lenders, service providers and investors. These INX Token holders will be subject to lock-up agreements that restrict such holder's ability to sell or transfer their INX Tokens. The lock-up agreements entered into between the Company and the participants in the Original Token Issuance (excluding Mr. Datika and Mr. Cohen) provide for a restricted period two yearsof six months following the completionlater to occur of the offering, with one half of such INX Tokens being releasedeffective date of this prospectus and the grant or sale of the INX Tokens. The lock-up agreements entered into between the Company and Mr. Datika and Mr. Cohen provide for a restricted period of one year following completion of the offeringeffective date of this prospectus. See "*Certain Relationships and Related Party Transactions— Resale Registration*."

A-Labs will be deemed to be an "underwriter" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, A-Labs will be deemed to be underwriting commissions or discounts under the Securities Act.

A-Labs, a private company incorporated under the laws of Israel, holds 1,167,893 ordinary shares of the Company and 4,550,000 INX Tokens. Mr. Doron Cohen is the controlling shareholder of A-labs. See "*Certain Relationships and Related Party Transactions— Agreements with Other Interested Parties*."

In addition, we reserve the right to engage broker-dealers registered under Section 15 of the Exchange Act who are FINRA members to participate in the offer and sale of our INX Tokens and to pay to such broker-dealers cash commissions of up to 7% of the gross proceeds from the sales of Tokens placed them.

Registration of INX Tokens Sold in Original Token Issuance

Holders of INX Tokens purchased in the Original Token Issuance will enter into and will be subject to lock-up agreements that restrict their ability to sell or transfer their Tokens. The lock-up agreements entered into between the Company and the participants in the Original Token Issuance (excluding Mr. Datika and Mr. Cohen) provide for a restricted period two yearsof six months following the completionlater to occur of the offering, with one half of such INX Tokens being releasedeffective date of this prospectus and the grant or sale of the INX Tokens. The lock-up agreements entered into between the Company and Mr. Datika and Mr. Cohen provide for a restricted period of one year following completion of the offeringeffective date of this prospectus. See "*Certain Relationships and Related Party Transactions— Resale Registration*."

We anticipate filing and seeking the effectiveness of one or more registration statements registering for re-sale the INX Tokens issued as part of the Original Token Issuance, as well as the issuance by the Company from time to time of (i) INX Tokens created but not previously issued, and (ii) INX Tokens which may be received by INX Services as payment for transaction fees or other fees. See "*Certain Relationships and Related Party Transactions— Resale Registration*."

117

Notices to Non-U.S. Investors

We anticipate treating the INX Tokens as securities under the laws of all foreign jurisdictions. Other than in the United States, no action has been taken by us that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The distribution of this prospectus and the offer and sale of the INX Tokens may be restricted by law in certain jurisdictions. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy (and may not be circulated to any persons) in any country, state, or other jurisdiction when it is unlawful to make such offer or solicitation in such state or jurisdiction. This offering is not made to or directed at, and may not be acted upon by, persons or entities in, or citizens of, Argentina, Balkans, Bangladesh, Belarus, Bolivia, Bulgaria, Burma, Costa Rica, Cote D'Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Ecuador, Iceland, India, Indonesia, Iran, Iraq, Liberia, Mexico, Nicaragua, North Korea, People's Republic of China, Qatar, Russia, Slovenia, South Korea, Sudan, Syria, United Arab Emirates, Vietnam, Zimbabwe, and any other jurisdiction in which this offering is, or may become, prohibited (each a "Prohibited Jurisdiction"). Accordingly, no person or entity in a Prohibited Jurisdiction shall be eligible or permitted to, whether directly or indirectly, subscribe, purchase or acquire, or offer to subscribe, purchase or acquire, any INX Tokens. This prospectus and any other document or material in connection with the offer or sale, or the invitation to purchase, the INX Tokens may not be circulated or distributed, whether directly or indirectly, to persons or entities in, or citizens of, a Prohibited Jurisdiction.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 24 months after its transfer for the offeree under this prospectus.

China

       The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People's Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan). The securities may not be offered or sold directly or indirectly in the People's Republic of China to legal or natural persons other than directly to "qualified domestic institutional investors."

European Economic Area

       This prospectus does not constitute an approved prospectus under Directive 2003/71/EC and no such prospectus is intended to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented Directive 2003/71/EC (each, a "Relevant Member State") an offer to the public of the INX Tokens which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any INX Tokens may be made at any time under the following exemptions under the Prospectus Directive, if and to the extent that they have been implemented in that Relevant Member State:

       (a)   to any legal entity which is a qualified investor as defined in the Prospectus Directive;

       (b)   to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

       (c)   in any other circumstances which do not require any person to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

       For the purposes of this provision, the expression an "offer to the public" in relation to any INX Tokens in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any INX Tokens to be offered so as to enable an investor to decide to purchase any shares of common stock, as the expression may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto including the 2010 PD Amending Directive to the extent implemented in each Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Hong Kong

THE TOKENS MAY NOT BE OFFERED OR SOLD IN HONG KONG BY MEANS OF ANY DOCUMENT OTHER THAN (I) IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE COMPANIES (WINDING UP AND MISCELLANEOUS PROVISIONS) ORDINANCE (CAP. 32 OF THE LAWS OF HONG KONG) ("COMPANIES (WINDING UP AND MISCELLANEOUS PROVISIONS) ORDINANCE") OR WHICH DO NOT CONSTITUTE AN INVITATION TO THE PUBLIC WITHIN THE MEANING OF THE SECURITIES AND FUTURES ORDINANCE (CAP. 571 OF THE LAWS OF HONG KONG) ("SECURITIES AND FUTURES ORDINANCE"), OR (II) TO "PROFESSIONAL INVESTORS" AS DEFINED IN THE SECURITIES AND FUTURES ORDINANCE AND ANY RULES MADE THEREUNDER, OR (III) IN OTHER CIRCUMSTANCES WHICH DO NOT RESULT IN THE DOCUMENT BEING A "PROSPECTUS" AS DEFINED IN THE COMPANIES (WINDING UP AND MISCELLANEOUS PROVISIONS) ORDINANCE, AND NO ADVERTISEMENT, INVITATION OR DOCUMENT RELATING TO THE TOKENS MAY BE ISSUED OR MAY BE IN THE POSSESSION OF ANY PERSON FOR THE PURPOSE OF ISSUE (IN EACH CASE WHETHER IN HONG KONG OR ELSEWHERE), WHICH IS DIRECTED AT, OR THE CONTENTS OF WHICH ARE LIKELY TO BE ACCESSED OR READ BY, THE PUBLIC IN HONG

KONG (EXCEPT IF PERMITTED TO DO SO UNDER THE SECURITIES LAWS OF HONG KONG) OTHER THAN WITH RESPECT TO INSTRUMENTS WHICH ARE OR ARE INTENDED TO BE DISPOSED OF ONLY TO PERSONS OUTSIDE HONG KONG OR ONLY TO "PROFESSIONAL INVESTORS" IN HONG KONG AS DEFINED IN THE SECURITIES AND FUTURES ORDINANCE AND ANY RULES MADE THEREUNDER. THE CONTENTS OF THIS DOCUMENT HAVE NOT BEEN REVIEWED BY ANY REGULATORY AUTHORITY IN HONG KONG. YOU ARE ADVISED TO EXERCISE CAUTION IN RELATION TO THE OFFER. IF YOU ARE IN ANY DOUBT ABOUT THE CONTENTS OF THIS DOCUMENT, YOU SHOULD OBTAIN INDEPENDENT PROFESSIONAL ADVICE.

Israel

This document does not constitute a public offering or selling or a solicitation of an offer to sell any kind of securities under the Israeli Securities Law. This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the Israel Securities Authority. Any public offering in Israel requires a pre-approved permit by the Israel Securities Authority or an exemption thereof. In Israel, this prospectus may be distributed only to, and may be directed only at the types of, investors listed in the first addendum to the Israeli Securities Law ("the Addendum"), consisting primarily of funds for joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers and members of the Tel Aviv Stock Exchange, Ltd., each purchasing for their own account or for clients which are types of investors listed in the Addendum; investment advisors and underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50.0 million; and "qualified individuals," each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the "FIEL") pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

THE TOKENS ARE BEING OFFERED IN TO A LIMITED NUMBER OF QUALIFIED INSTITUTIONAL INVESTORS (TEKIKAKU KIKAN TOSHIKA, AS DEFINED IN THE SECURITIES EXCHANGE LAW OF JAPAN (LAW NO. 25 OF 1948, AS AMENDED)) AND/OR A SMALL NUMBER OF INVESTORS, IN ALL CASES UNDER CIRCUMSTANCES THAT WILL FALL WITHIN THE PRIVATE PLACEMENT EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES EXCHANGE LAW AND OTHER RELEVANT LAWS AND REGULATIONS OF JAPAN. AS SUCH, THE TOKENS HAVE NOT BEEN REGISTERED AND WILL NOT BE REGISTERED UNDER THE SECURITIES EXCHANGE LAW OF JAPAN. THE PURCHASER OF THE TOKENS AGREES NOT TO RE-TRANSFER OR RE-ASSIGN THE TOKENS TO ANYONE OTHER THAN NON-RESIDENTS OF JAPAN EXCEPT PURSUANT TO A PRIVATE PLACEMENT EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF, AND OTHERWISE IN COMPLIANCE WITH, THE SECURITIES EXCHANGE LAW AND OTHER RELEVANT LAWS AND REGULATIONS OF JAPAN.

Singapore

THE TOKENS AND ANY DOCUMENTS USED IN CONNECTION THEREWITH HAVE NOT BEEN REGISTERED AS A PROSPECTUS WITH THE MONETARY AUTHORITY OF SINGAPORE UNDER THE SECURITIES AND FUTURES ACT, CHAPTER 289 OF SINGAPORE ("SFA"). ACCORDINGLY, THE TOKENS AND ANY OTHER DOCUMENT IN CONNECTION WITH THE OFFER OR SALE, OR INVITATION FOR SUBSCRIPTION OR PURCHASE, HEREOF MAY NOT BE CIRCULATED OR DISTRIBUTED, NOR MAY IT BE OFFERED OR SOLD, OR BE MADE THE SUBJECT OF AN INVITATION

FOR SUBSCRIPTION OR PURCHASE, WHETHER DIRECTLY OR INDIRECTLY, TO ANY PERSON IN SINGAPORE OTHER THAN (I) TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 OF THE SFA, (II) TO A RELEVANT PERSON PURSUANT TO SECTION 275(1), OR ANY PERSON PURSUANT TO SECTION 275(1A), AND IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA, OR (III) OTHERWISE PURSUANT TO, AND IN ACCORDANCE WITH THE CONDITIONS OF, ANY OTHER APPLICABLE PROVISION OF THE SFA. WHERE THE TOKENS ARE SUBSCRIBED FOR OR PURCHASED UNDER SECTION 275 OF THE SFA BY A RELEVANT PERSON WHICH IS A TRUST (WHERE THE TRUSTEE IS NOT AN ACCREDITED INVESTOR (AS DEFINED IN SECTION 4A OF THE SFA)) WHOSE SOLE PURPOSE IS TO HOLD INVESTMENTS AND EACH BENEFICIARY OF THE TRUST IS AN ACCREDITED INVESTOR, THE BENEFICIARIES' RIGHTS AND INTEREST (HOWSOEVER DESCRIBED) IN THAT TRUST SHALL NOT BE TRANSFERABLE FOR 6 MONTHS AFTER THAT TRUST HAS ACQUIRED THE SHARES UNDER SECTION 275 OF THE SFA EXCEPT: (1) TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 OF THE SFA OR TO A RELEVANT PERSON (AS DEFINED IN SECTION 275(2) OF THE SFA), (2) WHERE SUCH TRANSFER ARISES FROM AN OFFER THAT IS MADE ON TERMS THAT SUCH RIGHTS OR INTEREST ARE ACQUIRED AT A CONSIDERATION OF NOT LESS THAN S$200,000 (OR ITS EQUIVALENT IN A FOREIGN CURRENCY) FOR EACH TRANSACTION (WHETHER SUCH AMOUNT IS TO BE PAID FOR IN CASH OR BY EXCHANGE OF SECURITIES OR OTHER ASSETS), (3) WHERE NO CONSIDERATION IS OR WILL BE GIVEN FOR THE TRANSFER, (4) WHERE THE TRANSFER IS BY OPERATION OF LAW, (5) AS SPECIFIED IN SECTION 276(7) OF THE SFA, OR (6) AS SPECIFIED IN REGULATION 32.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

INX LIMITED
INX TOKEN PURCHASE AGREEMENT

~~NOTICE~~:

NOTICES:

THE TERMS OF THIS AGREEMENT FORM A BINDING LEGAL CONTRACT BETWEEN YOU AND INX LIMITED (THE "COMPANY"). CAREFULLY READ ALL OF THE TERMS OF THIS AGREEMENT BEFORE CLICKING THE "I AGREE" BUTTON. BY CLICKING THE "I AGREE" BUTTON YOU ACKNOWLEDGE YOUR CONSENT AND AGREEMENT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THIS AGREEMENT. IF YOU DO NOT AGREE TO ALL THE TERMS OF THIS AGREEMENT, DO NOT CLICK "I AGREE." IF YOU HAVE ANY QUESTIONS REGARDING THE EFFECT OF THE TERMS AND CONDITIONS IN THIS AGREEMENT, YOU ARE ADVISED TO CONSULT INDEPENDENT LEGAL COUNSEL.

THE DISTRIBUTION OF THIS AGREEMENT AND THE OFFER AND SALE OF THE INX TOKENS MAY BE RESTRICTED BY LAW IN CERTAIN JURISDICTIONS. THIS AGREEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY (AND MAY NOT BE CIRCULATED TO ANY PERSONS) IN ANY COUNTRY, STATE, OR OTHER JURISDICTION WHEN IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE OR JURISDICTION. THIS OFFERING IS NOT MADE TO OR DIRECTED AT, AND MAY NOT BE ACTED UPON BY, PERSONS OR ENTITIES IN, OR CITIZENS OF, ARGENTINA, BALKANS, BANGLADESH, BELARUS, BOLIVIA, BULGARIA, BURMA, COSTA RICA, COTE D'IVOIRE (IVORY COAST), CUBA, DEMOCRATIC REPUBLIC OF CONGO, ECUADOR, ICELAND, INDIA, INDONESIA, IRAN, IRAQ, LIBERIA, MEXICO, NICARAGUA, NORTH KOREA, PEOPLE'S REPUBLIC OF CHINA, QATAR, RUSSIA, SLOVENIA, SOUTH KOREA, SUDAN, SYRIA, UNITED ARAB EMIRATES, VIETNAM, ZIMBABWE, AND ANY OTHER JURISDICTION IN WHICH THIS OFFERING IS, OR MAY BECOME, PROHIBITED (EACH A "PROHIBITED JURISDICTION"). ACCORDINGLY, NO PERSON OR ENTITY IN A PROHIBITED JURISDICTION SHALL BE ELIGIBLE OR PERMITTED TO, WHETHER DIRECTLY OR INDIRECTLY, SUBSCRIBE, PURCHASE OR ACQUIRE, OR OFFER TO SUBSCRIBE, PURCHASE OR ACQUIRE, ANY INX TOKENS. THIS AGREEMENT AND ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH THE OFFER OR SALE, OR THE INVITATION TO PURCHASE, THE INX TOKENS MAY NOT BE CIRCULATED OR DISTRIBUTED, WHETHER DIRECTLY OR INDIRECTLY, TO PERSONS OR ENTITIES IN, OR CITIZENS OF, A PROHIBITED JURISDICTION.

THE TOKENS MAY NOT BE OFFERED OR SOLD IN HONG KONG BY MEANS OF ANY DOCUMENT OTHER THAN (I) IN CIRCUMSTANCES WHICH DO NOT

CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE COMPANIES (WINDING UP AND MISCELLANEOUS PROVISIONS) ORDINANCE (CAP. 32 OF THE LAWS OF HONG KONG) ("COMPANIES (WINDING UP AND MISCELLANEOUS PROVISIONS) ORDINANCE") OR WHICH DO NOT CONSTITUTE AN INVITATION TO THE PUBLIC WITHIN THE MEANING OF THE SECURITIES AND FUTURES ORDINANCE (CAP. 571 OF THE LAWS OF HONG KONG) ("SECURITIES AND FUTURES ORDINANCE"), OR (II) TO "PROFESSIONAL INVESTORS" AS DEFINED IN THE SECURITIES AND FUTURES ORDINANCE AND ANY RULES MADE THEREUNDER, OR (III) IN OTHER CIRCUMSTANCES WHICH DO NOT RESULT IN THE DOCUMENT BEING A "PROSPECTUS" AS DEFINED IN THE COMPANIES (WINDING UP AND MISCELLANEOUS PROVISIONS) ORDINANCE, AND NO ADVERTISEMENT, INVITATION OR DOCUMENT RELATING TO THE TOKENS MAY BE ISSUED OR MAY BE IN THE POSSESSION OF ANY PERSON FOR THE PURPOSE OF ISSUE (IN EACH CASE WHETHER IN HONG KONG OR ELSEWHERE), WHICH IS DIRECTED AT, OR THE CONTENTS OF WHICH ARE LIKELY TO BE ACCESSED OR READ BY, THE PUBLIC IN HONG KONG (EXCEPT IF PERMITTED TO DO SO UNDER THE SECURITIES LAWS OF HONG KONG) OTHER THAN WITH RESPECT TO INSTRUMENTS WHICH ARE OR ARE INTENDED TO BE DISPOSED OF ONLY TO PERSONS OUTSIDE HONG KONG OR ONLY TO "PROFESSIONAL INVESTORS" IN HONG KONG AS DEFINED IN THE SECURITIES AND FUTURES ORDINANCE AND ANY RULES MADE THEREUNDER. THE CONTENTS OF THIS DOCUMENT HAVE NOT BEEN REVIEWED BY ANY REGULATORY AUTHORITY IN HONG KONG. YOU ARE ADVISED TO EXERCISE CAUTION IN RELATION TO THE OFFER. IF YOU ARE IN ANY DOUBT ABOUT THE CONTENTS OF THIS DOCUMENT, YOU SHOULD OBTAIN INDEPENDENT PROFESSIONAL ADVICE.

THE TOKENS ARE BEING OFFERED IN TO A LIMITED NUMBER OF QUALIFIED INSTITUTIONAL INVESTORS (TEKIKAKU KIKAN TOSHIKA, AS DEFINED IN THE SECURITIES EXCHANGE LAW OF JAPAN (LAW NO. 25 OF 1948, AS AMENDED)) AND/OR A SMALL NUMBER OF INVESTORS, IN ALL CASES UNDER CIRCUMSTANCES THAT WILL FALL WITHIN THE PRIVATE PLACEMENT EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES EXCHANGE LAW AND OTHER RELEVANT LAWS AND REGULATIONS OF JAPAN. AS SUCH, THE TOKENS HAVE NOT BEEN REGISTERED AND WILL NOT BE REGISTERED UNDER THE SECURITIES EXCHANGE LAW OF JAPAN. THE PURCHASER OF THE TOKENS AGREES NOT TO RE-TRANSFER OR RE-ASSIGN THE TOKENS TO ANYONE OTHER THAN NON-RESIDENTS OF JAPAN EXCEPT PURSUANT TO A PRIVATE PLACEMENT EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF, AND OTHERWISE IN COMPLIANCE WITH, THE SECURITIES EXCHANGE LAW AND OTHER RELEVANT LAWS AND REGULATIONS OF JAPAN.

THE TOKENS AND ANY DOCUMENTS USED IN CONNECTION THEREWITH HAVE NOT BEEN REGISTERED AS A PROSPECTUS WITH THE MONETARY AUTHORITY OF SINGAPORE UNDER THE SECURITIES AND FUTURES ACT,

- 2 -

CHAPTER 289 OF SINGAPORE ("SFA"). ACCORDINGLY, THE TOKENS AND ANY OTHER DOCUMENT IN CONNECTION WITH THE OFFER OR SALE, OR INVITATION FOR SUBSCRIPTION OR PURCHASE, HEREOF MAY NOT BE CIRCULATED OR DISTRIBUTED, NOR MAY IT BE OFFERED OR SOLD, OR BE MADE THE SUBJECT OF AN INVITATION FOR SUBSCRIPTION OR PURCHASE, WHETHER DIRECTLY OR INDIRECTLY, TO ANY PERSON IN SINGAPORE OTHER THAN (I) TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 OF THE SFA, (II) TO A RELEVANT PERSON PURSUANT TO SECTION 275(1), OR ANY PERSON PURSUANT TO SECTION 275(1A), AND IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA, OR (III) OTHERWISE PURSUANT TO, AND IN ACCORDANCE WITH THE CONDITIONS OF, ANY OTHER APPLICABLE PROVISION OF THE SFA. WHERE THE TOKENS ARE SUBSCRIBED FOR OR PURCHASED UNDER SECTION 275 OF THE SFA BY A RELEVANT PERSON WHICH IS A TRUST (WHERE THE TRUSTEE IS NOT AN ACCREDITED INVESTOR (AS DEFINED IN SECTION 4A OF THE SFA)) WHOSE SOLE PURPOSE IS TO HOLD INVESTMENTS AND EACH BENEFICIARY OF THE TRUST IS AN ACCREDITED INVESTOR, THE BENEFICIARIES' RIGHTS AND INTEREST (HOWSOEVER DESCRIBED) IN THAT TRUST SHALL NOT BE TRANSFERABLE FOR 6 MONTHS AFTER THAT TRUST HAS ACQUIRED THE SHARES UNDER SECTION 275 OF THE SFA EXCEPT: (1) TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 OF THE SFA OR TO A RELEVANT PERSON (AS DEFINED IN SECTION 275(2) OF THE SFA), (2) WHERE SUCH TRANSFER ARISES FROM AN OFFER THAT IS MADE ON TERMS THAT SUCH RIGHTS OR INTEREST ARE ACQUIRED AT A CONSIDERATION OF NOT LESS THAN S$200,000 (OR ITS EQUIVALENT IN A FOREIGN CURRENCY) FOR EACH TRANSACTION (WHETHER SUCH AMOUNT IS TO BE PAID FOR IN CASH OR BY EXCHANGE OF SECURITIES OR OTHER ASSETS), (3) WHERE NO CONSIDERATION IS OR WILL BE GIVEN FOR THE TRANSFER, (4) WHERE THE TRANSFER IS BY OPERATION OF LAW, (5) AS SPECIFIED IN SECTION 276(7) OF THE SFA, OR (6) AS SPECIFIED IN REGULATION 32.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED OR IN ANY STATE OR JURISDICTION IN WHICH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

DM_US 156321201-14.104314.0011

EXHIBIT B

RIGHTS OF INX TOKENS OF INX LIMITED

1) <u>Designation and Number of Tokens</u>. The INX Tokens of INX Limited (the "<u>Company</u>") shall be designated as "INX Tokens." The number of authorized INX Tokens is 200,000,000. The INX Token is an ERC20 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain. The smart contract creating the INX Token was created on January 9, 2018 and re-deployed on   . The smart contract for the INX Token is publicly viewable at the Website (as defined in Section ~~18~~19 of this <u>Exhibit B</u>). The rights of the INX Token holder are contractual rights set forth in the INX Token Purchase Agreement, including this <u>Exhibit B</u>.

2) <u>Persons Deemed Holders of Record</u>. To be deemed to be a holder of record of INX Tokens, a holder must (a) register an Ethereum wallet with the Company to be included on the Whitelist Database and (b) have the public wallet address of this Ethereum wallet recorded on the "INX Token distributed ledger" as the holder INX Tokens. INX Tokens held by a nominee on behalf of beneficial owners will be recorded on the INX Token Distributed Ledger as being held in the nominee's Ethereum wallet and the nominee will be the holder of record.

   The "Whitelist Database" is a database stored on the data section of the INX Token smart contract. The Whitelist Database contains a record of information about individuals and entities that have satisfied the Company's KYC/AML compliance procedures and thus are eligible to hold INX Tokens. Such information includes the digital wallet address, name and a KYC Reference ID linking to KYC filing information. This information is recorded on the Ethereum blockchain in an encrypted format and it is not readable by the general public. The Company will hold a private key which will enable the Company to add wallet addresses and personal information to the Whitelist Database.

   The "INX Token distributed ledger" references the ledger of holdings of INX Tokens that is recorded on the Ethereum blockchain. The INX Token distributed ledger records the public wallet addresses of all Ethereum wallets that hold INX Tokens and the balance of INX Tokens in each wallet address. The INX Token distributed ledger is updated after each transfer of INX Tokens. Information from the distributed ledger can be viewed using an Ethereum network block explorer, such as Etherscan.com.

   Any holder of record of INX Tokens may be required from time to time to file proof of residence or other matters, or other information, to execute such certificates and to make such representations and warranties as the Company may reasonably deem necessary or proper to ensure that the INX Token holder has provided sufficient information to meet KYC/AML requirements and that transfer of the INX Token to or from such holder and all other actions to be taken by the Company hereunder would otherwise be in compliance with applicable law.

3) <u>Transfer</u>. INX Tokens may be transferred only among Ethereum wallets included in the Whitelist Database. Transfers of INX Tokens will be executed by the INX Token smart contract under conditional permission that the wallet addresses of both the sender and receiver of INX Tokens are listed on the Whitelist Database. The INX Token smart contract

will verify that both the sender and the receiver wallet addresses are included in the Whitelist Database prior to approving or rejecting the transfer. If either the sender or receiver wallet address is not listed in the Whitelist Database, the smart contract will reject the transfer and the INX Token Distributed Ledger will not be updated. Notwithstanding the foregoing, the Company reserves the right to investigate suspicious patterns or non-compliance with KYC/AML regulations and immediately freeze one or more digital wallets from transferring or receiving INX Tokens if the Company determines in good faith and in the sole discretion of the Company that such wallets are in violation of the terms of conditions of the INX Token Purchase Agreement, including this Exhibit B, or that transfers to or from such digital wallets are not in good order.

4) Revocation and Transfer.

a) Transfer Instruction or Final Determination. Upon receipt by the Company of a Transfer Instruction Letter or a copy of a Final Determination, the Company (or its transfer agent, as applicable), in accordance with such Transfer Instruction Letter or Final Determination, shall revoke INX Tokens held in a third party digital wallet and transfer such INX Tokens to another digital wallet listed on the Whitelist Database. The revocation and transfer of the INX Tokens shall be recorded on the INX Token Distributed Ledger as (i) a transfer of the INX Tokens to a digital wallet of the Company (or its transfer agent, as applicable) followed by (ii) a transfer of the INX Tokens to the digital wallet(s) indicated by the Transfer Instruction Letter or Final Determination, as applicable. The Company or its transfer agent may require such documents and reasonable assurances as may be necessary to determine that such Transfer Instruction Letter or Final Determination requesting revocation is genuine and authorized, including a guaranty of the requesting party or appropriate evidence of such requesting party's appointment or incumbency. Notwithstanding the foregoing, the Company may not revoke INX Tokens and hold them in a digital wallet controlled by the Company or its subsidiaries, except where the Transfer Instruction Letter or Final Determination has instructed the Company to hold such INX Token on behalf of its beneficial owner. "Transfer Instruction Letter" means an instruction executed by an authorized signer of the owner of the INX Token (as registered in the INX Token Distributed Ledger) directing that the Company (or its transfer agent, as applicable) revoke INX Tokens from a digital wallet and transfer such INX Tokens to another digital wallet. "Final Determination" means a final non-appealable order of any court of competent jurisdiction which may be issued, together with (A) a certificate of the prevailing party to the effect that such order is final and non-appealable and from a court of competent jurisdiction having proper authority and (B) the Transfer Instruction Letter of the prevailing party to effectuate such revocation and transfer.

b) Liability for Wrongful Revocation. The Company will be liable for wrongful revocation and transfer (as described in Section 4(a)) if the Company (or its transfer agent, as applicable) revokes and transfers an INX Token to a person not entitled to it, and the revocation and transfer was performed (i) pursuant to an ineffective Transfer Instruction Letter, (ii) after receiving a credible demand from the registered owner of such INX Tokens that the Company not transfer such INX Tokens and the Company failing to seek resolution of such credible demand (iii) after the Company or its transfer agent, if any, had been served with an injunction, restraining order, or other legal process enjoining it from revoking and reassigning such INX Tokens, issued by a court of competent

jurisdiction, and the Company had a reasonable opportunity to act on the injunction, restraining order, or other legal process; or (iv) if the Company acts in bad faith or in collusion with others to effect a fraudulent transfer.

5) ~~4)~~ Use on the INX Trading Platforms; Purpose. INX Tokens do not have any rights, uses, purposes, attributes, functionalities or features, express or implied, outside of the Company's trading platforms.

a) INX Securities Trading Platform. Holders of INX Tokens are entitled to a minimum ten percent (10%) discount on the payment of transaction fees on the INX Securities trading platform, as compared to fees paid using other currencies. In addition, the Company, from time to time in its sole discretion, may offer promotional incentives such as greater discounts for holders of INX Tokens compared to other forms of payment for transaction fees. Other terms for services on the INX Securities trading platform will be subject to change, as determined from time to time by the INX Securities trading platform.

b) INX Digital Trading Platform. Record holders of INX Tokens who hold their INX Tokens in their private wallets will be eligible to receive a discount on the payment of transaction fees on the INX Digital cryptocurrency trading platform, by linking their private wallet with their INX Digital trading platform account. The terms of these promotional incentives will be subject to change, as determined from time to time by the INX Digital Trading platform.

6) ~~5)~~ Cash Participation Rights. Subject to the conditions described herein, commencing in calendar year 2021, holders of INX Tokens (other than the Company or its subsidiaries) shall be entitled to receive a Pro Rata Portion (as defined below) of an aggregate amount which equals 40% of the Company's cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution (such amount, the "Distributable Amount").

a) Calculation of Cumulative Adjusted Operating Cash Flow. Cumulative Adjusted Operating Cash Flow is the aggregate Adjusted Operating Cash Flow of the Company since its inception (September 1, 2017). "Adjusted Operating Cash Flow" shall be calculated as net cash flow from operating activities as reflected in the consolidated statement of cash flow of the Company that is included in the audited consolidated financial statements of the Company and its subsidiaries as approved by the Company's board of directors. For purposes of the calculation of the Adjusted Operating Cash Flow, cash flow from the sale and purchase of blockchain assets, including cash flow from the sale and purchase of the INX Token (excluding cash proceeds from an Initial Sale) and cash flow for interest paid and interest received, will be included in the calculation of Adjusted Operating Cash Flow regardless of their classification in the consolidated statement of cash flow of our Company. An "Initial Sale" refers to the first sale and transfer of the respective INX Token by the Company to an initial purchaser.

b) Calculation of Pro Rata Portion. Subject to the conditions described herein, "Pro Rata Portion" for any INX Token holder means a fraction, the numerator of which is the number of INX Tokens held by such INX Token holder, and the denominator of which is the number of INX Tokens held by parties other than the Company or its subsidiaries.